FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of February 2003 (February 12, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News Corporation Limited dated February 11, 2003.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	February 12, 2003			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated February 11, 2003.					6


































EXHIBIT A



News Corporation
N E W S R E L E A S E

1211 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036 newscorp.com
For Immediate Release Contact: Andrew Butcher 212-852-7070

News Corporation Announces Changes To Composition
Of Board Committees
______________________
NEW YORK, NY, February 11, 2003: News Corporation today announced that its Board of Directors has reconstituted its Committees in accordance with recent corporate governance proposals.

As announced at the Annual General Meeting last October, Board member Stanley S.Shuman, who has a business relationship with News Corporation in his role as Executive Vice President and Managing Director of Allen and Company, has resigned from the Audit Committee. Graham Kraehe will serve as chairman of the Audit Committee, while Aatos Erkko, Andrew S.B. Knight and Thomas J. Perkins will continue to serve as Committee members.

The newly constituted Nominating and Corporate Governance Oversight Committee will be chaired by Geoffrey C. Bible, with Kenneth E. Cowley and Roderick I. Eddington serving as Committee members. Mr. Bible, as chairman of the Committee, will also chair regularly scheduled sessions of non-management directors.

The newly constituted Compensation Committee will be chaired by Mr. Knight. Mr. Erkko and Mr. Perkins will serve as members of the Compensation Committee. The Compensation Committee has assumed the responsibilities of the former Share Option Committee.

News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of September 30, 2002 of approximately US$40 billion and total annual revenues of approximately US$16 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access andsubscriber management systems; and the creation and distribution of popular on-lineprogramming.

For more information about News Corporation, please visit www.newscorp.com.

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